Exhibit 99.66

Execution Copy

Franco-Nevada Corporation
Suite 740
Exchange Tower
130 King Street West
Toronto, Ontario M5X 1E4

December 12, 2010

Gold Wheaton Gold Corp.

Suite 250,

1075 West Georgia Street

Vancouver, British Columbia

V6E 3C9

Attention:              David Cohen

Chairman and Chief Executive Officer

Dear Sirs:

Re:          Proposed Plan of Arrangement Involving Franco-Nevada Corporation and
Gold Wheaton Gold Corp.

The purpose of this agreement is to outline the basis upon which Franco-Nevada Corporation (“FN”), a corporation governed by the laws of Canada, proposes to acquire all of the issued and outstanding common shares (“GW Common Shares”) of Gold Wheaton Gold Corp. (“GW”), a company governed by the laws of British Columbia, pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”).  Pursuant to the Plan of Arrangement, holders of GW Common Shares (“GW Shareholders”) would receive cash and common shares of FN (“FN Common Shares”) in exchange for their GW Common Shares on the basis of the Consideration (as hereinafter defined). Options (“GW Options”) to acquire GW Common Shares would remain outstanding and would become exercisable to acquire FN Common Shares on the basis of a deemed exchange ratio of 0.1556 of an FN Common Share for each GW Option.  Warrants exercisable into GW Common Shares (“GW Warrants”) would remain outstanding and would become exercisable to acquire the Consideration.

Based on our discussions during the weekend of December 11, 2010, and in consideration of the sum of $1.00, the respective agreements and covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, we hereby record our agreement as follows:

1.             DEFINITIONS

In this agreement, the following expressions have the following meanings:

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement;

“Arrangement Agreement” means the binding written agreement to be entered into between GW and FN providing for, among other things, the Arrangement as contemplated herein, which agreement shall be on terms and conditions mutually satisfactory to GW and FN, acting reasonably, and shall include, without limitation, the terms and conditions referred to in Section 3(a);

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, in each case as amended from time to time;

“Break Fee” means $25 million;

“Business Day” means a day which is not a Saturday, a Sunday or a statutory or civic holiday, or a day on which commercial banks are not open for business, in Vancouver, British Columbia or Toronto, Ontario;

“Claim” means any demand, action, suit, proceeding, claim (other than contractual claims in the ordinary course of the business that are not in dispute), grievance, arbitration, assessment, reassessment, judgment or settlement or compromise relating thereto;

“Closing” means the completion of the Arrangement;

“Closing Date” means the date on which the Arrangement becomes effective, which date shall not be later than 5:00 p.m. (Vancouver time) on March 28, 2011;

“Closing Time” means the time that the Arrangement becomes effective on the Closing Date;

“Consideration” means 0.0934 of an FN Common Share and $2.08 for each GW Common Share;

“Court” means the Supreme Court of British Columbia;

“End Date” means the earlier of the date on which the Arrangement Agreement is executed and January 5, 2011;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement;

“FN” has the meaning set forth in the first paragraph of this agreement;

“FN Common Shares” has the meaning set forth in the first paragraph of this agreement;

“GW” has the meaning set forth in the first paragraph of this agreement;

“GW Common Shares” has the meaning set forth in the first paragraph of this agreement;

“GW Material Contracts” means the contracts, each as amended, as set out in Schedule “H” hereto;

“GW Meeting” means the special meeting of GW Shareholders to be called and held in accordance with the Interim Order to consider the Special Resolution;

“GW Optionholders” has the meaning set forth in the first paragraph of this agreement;

“GW Options” has the meaning set forth in the first paragraph of this agreement;

“GW Secured Notes” means (i) GW’s senior secured notes Series 1 due May 26, 2014 and (ii) GW’s senior secured notes Series 2 due November 26, 2014;

“GW Shareholder Approval” means the approval of the Arrangement by: (i) the majority of GW Shareholders as provided for in the BCBCA; (ii) “minority approval” in accordance with MI 61-101, if required; and (iii) any other shareholder approvals required by the TSX;

“GW Shareholders” has the meaning set forth in the first paragraph of this agreement;

“GW Warrants” means, collectively, the GW Common Share purchase warrants expiring on March 5, 2011, July 8, 2013, May 26, 2014 and November 26, 2014.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the GW Meeting;

“Liabilities” means all Claims, liabilities, losses, expenses, debts, accounts, bonds, covenants, contracts, agreements and demands whatsoever, known or unknown, liquidated or unliquidated, ascertained or inchoate, legal or equitable, of GW as at the Closing or, at any time thereafter, by reason of, relating to, arising out of, or connected with any events, acts or omissions prior to or existing up to and inclusive of the Closing;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“Plan of Arrangement” has the meaning set forth in the first paragraph of this agreement;

“Regulatory Approvals” means the approval of the Court, by way of issuance of the Final Order, and all other necessary regulatory approvals, including the TSX, to permit the completion of the Arrangement;

“Royalty Stream Agreements” means the (i) purchase agreement dated July 15, 2008 between GW and FNX Mining Company Inc.; (ii) purchase agreement dated November 28, 2008 between GW, Gold Wheaton (Barbados) Corporation, First Uranium Corporation and Chemwes (Proprietary) Limited; and (iii) purchase agreement dated November 5, 2009 between GW, Gold Wheaton (Barbados) Corporation, First Uranium Corporation and Ezulwini Mining Company (Proprietary) Limited, in each case as amended.

“Special Resolution” means a special resolution approving the Plan of Arrangement pursuant to Division 5 of Part 9 of the BCBCA;

“Subsidiary” means Gold Wheaton (Barbados) Corporation, a wholly-owned subsidiary of GW incorporated under the laws of Barbados;

“Supportive Shareholders” means, collectively, all members of the board of directors of GW and all senior officers of GW;

“TSX” means the Toronto Stock Exchange; and

“Voting Agreements” means the voting agreements to be executed by the Supportive Shareholders pursuant to which, subject to the terms thereof, the Supportive Shareholders irrevocably agree to vote their GW Common Shares in favour of the Arrangement, unless the Arrangement Agreement is terminated;

Additional definitions are set forth in Schedule “A” hereto.

2.             PLAN OF ARRANGEMENT

Subject to satisfaction or, where permitted, waiver of all conditions precedent in the Arrangement Agreement, the Plan of Arrangement shall be consummated pursuant to which each GW Common Share issued and outstanding at the Closing Time shall be exchanged for the Consideration.

With respect to the GW Options and GW Warrants, the following will occur:

(a)           each GW Option issued and outstanding at the Closing Time will upon exercise entitle the holder to receive FN Common Shares on the basis of 0.1556 of an FN Common Share for each GW Option; and

(b)           each GW Warrant issued and outstanding at the Closing Time will become exercisable to receive the Consideration.

Fractional interests in FN Common Shares will be paid in cash by cheque in an amount calculated by multiplying such fraction by the price of FN Common Shares used for purposes of the Consideration provided that any such fractional interest which would result in a payment of less than $5.00 shall be ignored.

FN will provide the GW Shareholders who are resident in Canada with the right to elect under section 85 of the Income Tax Act (Canada) in respect of the Consideration received and will facilitate such elections.

3.             ARRANGEMENT AGREEMENT STEPS

(a)           On or before 5:00 p.m. (Toronto time) on the End Date, the parties shall execute and deliver the Arrangement Agreement; provided that, prior to the execution and delivery of the Arrangement Agreement by GW, the board of directors of GW shall have received (i) an opinion from an investment banking firm selected by the board of directors of GW, in its sole discretion, that the Consideration to be provided to GW Shareholders in exchange for their GW Common Shares pursuant to the Arrangement is fair, from a financial point of view, to GW Shareholders, which opinion shall not have been amended or withdrawn, and (ii) a formal valuation prepared in accordance with MI 61-101 from an independent valuator selected by the board of directors of GW, in its sole discretion, that confirms that the value of the Consideration is not less than the value of the GW Common Shares, which valuation shall not have been amended or withdrawn. The Arrangement Agreement shall contain, among other things, the conditions set forth in Section 3(b) hereof, the conditions in favour of FN set forth in Schedule “B” hereto; the conditions in favour of GW set forth in Schedule “C” hereto; the representations and warranties of GW set forth in Schedule “D” hereto; the representations and warranties of FN set forth in Schedule “E” hereto; the covenants of GW set forth in Schedule “F” hereto; the covenants of FN set forth in Schedule “G” hereto in each case, in substantially the form provided for herein; and other customary representations, warranties, covenants and conditions and other terms and conditions mutually satisfactory to GW and FN, acting reasonably.

(b)           On or before the time that the Arrangement Agreement is executed and delivered, each of the Supportive Shareholders shall have executed and delivered the Voting Agreement to which he is a party.

(c)           On or before the Closing Date:

(i)            all required shareholder approvals for the Arrangement, including the Special Resolution shall have been obtained in accordance with the requirements of the Interim Order;

(ii)           the Court shall have issued the Interim Order and the Final Order, in each case on terms satisfactory to FN and GW, each acting reasonably;

(iii)          all other Regulatory Approvals shall have been obtained;

(iv)          the FN Common Shares (including all FN Common Shares issued pursuant to the Arrangement and issuable on the exercise of the GW Options and GW Warrants) shall be listed on the TSX following completion of the Arrangement; and

(v)           the closing conditions as set forth in the Arrangement Agreement shall have been satisfied.

4.             COVENANTS

During the period from the date of this agreement to the termination of this agreement pursuant to Section 6 hereof:

(a)           GW shall comply with the covenants set forth in Schedule “F” hereto.

(b)           FN shall comply with the covenants set forth in Schedule “G” hereto.

5.             PRESS RELEASES

On acceptance of this agreement by FN, each of GW and FN shall issue a press release in compliance with its timely disclosure obligations.  Each of GW and FN shall consult with the other in connection with the issue of such press release and, if necessary, the preparation of a material change report filing to the appropriate regulatory authorities.

6.             TERMINATION

(a)           GW may terminate this agreement by written notice to FN:

(i)            in the specific circumstances permitted in Schedule “F(II)(e)”, subject only to the payment of the Break Fee (and FN agrees that the payment of the Break Fee is the sole and exclusive remedy of FN in respect of the events giving rise to the payment of the Break Fee) provided that no Break Fee shall be payable if, at the time of such termination FN is in default of any of its obligations hereunder; or

(ii)           in the event that GW requests but does not receive an opinion from an investment banking firm selected by the board of directors of GW that the Consideration to be provided to GW Shareholders in exchange for their GW Common Shares pursuant to the Arrangement is fair, from a financial point of view, to GW Shareholders or GW does not receive a formal valuation from an independent valuator selected by the board of directors of GW that confirms that the value of the Consideration is not less than the value of the GW Common Shares.

(b)           Subject to entering into a confidentiality agreement in a form satisfactory to each party, acting reasonably, prior to the execution and delivery of the Arrangement Agreement, GW shall provide all information and documentation reasonably requested by FN for its confirmatory due diligence.

(c)           FN may terminate this agreement at any time prior to the End Date if its confirmatory due diligence of GW results in a discovery of a “material fact” as such term is defined in the Securities Act (Ontario) relating to GW or the Subsidiary that has not been disclosed in the GW Disclosure Record and which would reasonably be expected to have a Material Adverse Effect on GW.

(d)           Either FN or GW may terminate this agreement by written notice to the other if the Arrangement Agreement is not executed on or before 5:00 p.m. (Toronto time) on January 5, 2011.

(e)           This agreement shall terminate automatically without any further act of the parties upon execution and delivery of the Arrangement Agreement.

7.             GOOD FAITH

Each of FN and GW agrees to negotiate the Arrangement Agreement in good faith and to take all such actions as are necessary or desirable to settle, execute and deliver the Arrangement Agreement on or prior to 5:00 p.m. (Toronto time) on January 5, 2011.

8.             GENERAL

(a)           Each party shall be responsible for and bear all of its own costs and expenses incurred in connection with the transactions contemplated hereby.

(b)           This agreement and the Arrangement Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(c)           Time shall be of the essence of this agreement.

(d)           This agreement may be executed in any number of counterparts and may be delivered by facsimile or other electronic means.  Each executed counterpart will be deemed to be an original and all executed counterparties taken together shall constitute one agreement.

(e)           Unless otherwise expressly provided in this agreement, any notice or other communication to be given under this agreement (a “notice”) shall be in writing addressed as follows:

in the case of GW, to it at:

Gold Wheaton Gold Corp.

Suite 250, 1075 West Georgia Street

Vancouver, British Columbia V6E 3C9

Fax:  (604) 434-1487

E-mail: dcohen@goldwheaton.com

Attention: David Cohen, Chairman and Chief Executive Officer

With a copy to: Kathleen Butt, Chief Financial Officer

Email: kbutt@goldwheaton.com

with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP

Suite 2100

40 King Street West

Toronto Ontario

M5H 3C2

Fax: (416) 350-6949

E-mail: pstein@casselsbrock.com

Attention:  Paul M. Stein

in the case of FN, to it at:

Franco-Nevada Corporation
Suite 740, Exchange Tower
130 King Street West
Toronto, Ontario M5X 1E4

Fax: 416-306-6330

E-mail: jones@franco-nevada.com

Attention: Jacqueline A. Jones

with a copy to (which shall not constitute notice):

Gowling Lafleur Henderson LLP
Suite 1600, 1 First Canadian Place
100 King Street West
Toronto, Ontario M5X 1G5

Fax: 416-862-7661

E-mail: kathleen.ritchie@gowlings.com

Attention:  Kathleen M. Ritchie

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

(f)            This agreement enures to the benefit of and is binding upon the parties to this agreement and their successors and permitted assigns; provided that this agreement shall not be assignable by either party without the prior written consent of the other.

(g)           This agreement (including all schedules) constitutes the entire agreement between GW and FN relating to the transactions contemplated hereby and it supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature, whether or not in writing.

(h)           No waiver of any right, nor any amendment, extension, or other modification of this agreement will be effective unless signed in writing by each of GW and FN.

Kindly indicate your acknowledgement of and agreement with the foregoing by signing the enclosed copy of this letter in the place provided below.

Yours very truly,

FRANCO-NEVADA CORPORATION

“David Harquail”
David Harquail
President and Chief Executive Officer

************************************

The foregoing is acknowledged and agreed this 12th day of December, 2010.

GOLD WHEATON GOLD CORP.

“David Cohen”
David Cohen
Chairman and Chief Executive Officer

Schedule “A”

Additional Definitions

In this agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)           “Acquisition Proposal” means (other than the Arrangement) (i) any offer, proposal or inquiry from any person or group of persons made to GW after the date hereof, or (ii) any communication with any person or group of persons after the date hereof, who, before the date hereof, made an offer, proposal or inquiry which would be an “Acquisition Proposal” if made after the date hereof, in each case, relating to: (A) any take-over bid or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of GW’s securities or the securities of a subsidiary of GW; (B) any merger, amalgamation, arrangement, business combination, recapitalization, liquidation or winding-up in respect of GW  or any subsidiary thereof (excluding a bona fide internal reorganization) by a person other than FN or an affiliate of FN; (C) any sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition of assets of GW and the Subsidiary taken as a whole, representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of GW and the Subsidiary taken as a whole, whether in a single transaction or series of transactions, to a person other than FN or an affiliate of FN; (D) any sale, acquisition or issuance of 20% or more of GW’s securities of any class or rights or interests therein or thereto in a single transaction or series of transactions; (E) any similar business combination or transaction of or involving GW and/or a subsidiary thereof, other than with FN or an affiliate of FN; (F) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Arrangement or any transactions related thereto; or (G) any proposal or offer to, or public announcement of an intention to, do any of the foregoing from any person other than FN or an affiliate of FN;

(b)           “Canadian GAAP” means generally accepted accounting principles in Canada;

(c)           “Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(d)           “Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(e)           “FN Disclosure Documents” means documents filed by or on behalf of FN that are publicly available in electronic form on the System for Electronic Document Analysis and Retrieval, commonly known as “SEDAR”;

(f)            “GW Disclosure Documents” means documents filed by or on behalf of GW that are publicly available in electronic form on the System for Electronic Document Analysis and Retrieval, commonly known as “SEDAR”;

(g)           “Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, instruments, published policies, notices, directions and judgments or other requirements of any Governmental Entity, in each case having the force of Law;

(h)           “Material Adverse Change” means any one or more changes, events or occurrences, and “Material Adverse Effect” means any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, assets or financial condition of GW or FN, as the case may be (and in this agreement any reference to “Material Adverse Change” or “Material Adverse Effect” with respect to FN or GW shall be deemed to mean a “Material Adverse Change” or “Material Adverse Effect” with respect to FN or GW on a consolidated basis; provided, however, that changes, events or occurrences or any state of facts relating to:

(i)            changes in the natural resource industry generally or in the capital markets generally (including, without limitation, any reduction in market indices);

(ii)           economic, business, regulatory or political conditions in general, or credit, financial or currency markets in general;

(iii)          any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(iv)          Canadian generally accepted accounting principles or regulatory accounting requirements;

(v)           a change in the market trading price of the GW Common Shares, in the case of GW, or FN Common Shares, in the case of FN;

(vi)          the execution, announcement, existence or performance of this agreement or the consummation of the transactions contemplated hereby;

(vii)         in the case of GW, any action or inaction taken by GW or the Subsidiary to which FN has consented to in writing or as expressly permitted by this agreement;

(viii)        any change or proposed change in Laws or in the interpretation, application or non-application of Laws by any Governmental Entity;

(ix)           any matter disclosed in this agreement;

shall be deemed not to constitute a “Material Adverse Effect” or a “Material Adverse Change” and shall not be considered in determining whether a “Material Adverse Effect” or a “Material Adverse Change” has occurred, provided further that in the case of clause (v) above, the underlying cause of any such change (but excluding any changes, events or occurrences or any state of facts relating to the matters referred to in clauses (i) to (iv) or (vi) to (ix) above) may be considered in determining whether a “Material Adverse Effect” or a “Material Adverse Change” has occurred.

A-2

(i)                                     “Securities Authorities” means the securities regulatory authorities in the jurisdictions of Canada in which GW or FN is a reporting issuer, as the case may be;

(j)                                     “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal in respect of GW, if such Acquisition Proposal is not conditional on obtaining financing beyond what would be permitted in respect of a takeover bid under MI 62-104 — Take-over Bids and Issuer Bids, and the board of directors of GW, has determined in good faith, after consultation with, and receiving advice from, as appropriate (and as determined by the board of directors of GW in its discretion), the financial, legal and other advisors to GW, to the effect that such Acquisition Proposal (i) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal and the party making such proposal, and (ii) would, if consummated in accordance with the terms thereof (but without assuming away the risk of non-completion), result in a transaction  more favourable from a financial point of view to the GW Shareholders than the Arrangement;

(k)                                  “Tax” and “Taxes” means, with respect to any person, all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(l)                                     “Tax Act” means the Income Tax Act (Canada), as amended;

(m)                               “Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

(n)                                 “TSX” means the Toronto Stock Exchange;

(o)                                 “1933 Act” means the Securities Act of 1933, as amended, of the United States of America; and

(p)                                 “1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America.

A-3

Schedule “B”

Conditions in Favour of FN

The obligation of FN to complete the Arrangement will be subject to the fulfilment of the following additional conditions at the Closing Time:

(a)                                  the representations and warranties made by GW in the Arrangement Agreement shall be true and correct at the Closing Time, unless the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on GW and GW shall have provided to FN a certificate of an officer thereof certifying such accuracy on the Closing Date;

(b)                                 GW shall have complied with its covenants in the Arrangement Agreement unless the failure to comply with such covenants would not have a Material Adverse Effect on GW and GW shall have provided to FN a certificate of an officer thereof certifying that GW has so complied with such covenants;

(c)                                  the Voting Agreements shall have been entered into;

(d)                                 GW Shareholders holding in the aggregate 5 per cent or less of the outstanding GW Common Shares shall have validly exercised the right to dissent and not withdrawn such exercise in connection with the Arrangement and FN shall have received a certificate dated the Closing Date of an officer of GW to such effect;

(e)                                  the board of directors of GW shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by GW to permit the consummation of the Arrangement; and

(f)                                    since the date of the Arrangement Agreement, there shall have been no Material Adverse Change with respect to GW.

Schedule “C”

Conditions in Favour of GW

The obligation of GW to complete the Arrangement will be subject to the fulfilment of the following additional conditions at the Closing Time:

(a)                                  the representations and warranties made by FN in the Arrangement Agreement shall be true and correct at the Closing Time, unless the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on FN and FN shall have provided to GW a certificate of an officer thereof certifying such accuracy on the Closing Date;

(b)                                 FN shall have complied with its covenants in the Arrangement Agreement unless the failure to comply with such covenants would not have a Material Adverse Effect on FN and FN shall have provided to GW a certificate of an officer thereof certifying that FN has so complied with such covenants;

(c)                                  the board of directors of FN shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by FN to permit the consummation of the Arrangement;

(d)                                 since the date of the Arrangement Agreement, there shall have been no Material Adverse Change with respect to FN; and

(e)                                  the fairness opinion and formal valuation given to the board of directors of GW shall not have been amended or withdrawn.

Schedule “D”

GW Representations and Warranties

GW hereby represents and warrants to FN, as follows:

(a)                                  Organization.  GW’s sole subsidiary, direct or indirect, is Gold Wheaton (Barbados) Corporation. GW and the Subsidiary have been incorporated, are validly subsisting and have full corporate power and authority to own their property and assets and conduct their business as currently owned and conducted.  GW and the Subsidiary are registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by them requires them to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on GW.

(b)                                 Capitalization.  GW is authorized to issue an unlimited number of GW Common Shares and an unlimited number of preferred shares. There are 163,699,092 GW Common Shares outstanding, nil preferred shares outstanding and an aggregate of 5,063,500 GW Common Shares are reserved for issue upon the exercise of the GW Options. An aggregate of 62,374,999 GW Common Shares are reserved for issue upon the exercise of the GW Warrants. Details as to the GW Common Shares, GW Options and GW Warrants are set out in Appendix I to this Schedule “D”. None of the GW Options are held by a resident of the United States of America or a “U.S. person” within the meaning of Regulation S under the 1933 Act. Except as described in the immediately preceding sentences, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating GW to issue or sell any shares of GW or any securities or obligations of any kind convertible into or exchangeable for any shares of GW, nor are there outstanding any share appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of GW. All outstanding GW Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.  There are no outstanding bonds, debentures or other evidences of indebtedness of GW having the right to vote with the GW Shareholders on any matter. There are no outstanding contractual obligations of GW to repurchase, redeem or otherwise acquire any outstanding GW Common Shares or with respect to the voting or disposition of any outstanding GW Common Shares. GW has not given any guarantee of indebtedness or any other obligations of the Subsidiary that remains outstanding and is not otherwise under any obligation to satisfy any liabilities of the Subsidiary, other than as set forth in section (i) of Schedule “H”.

(c)                                  Authority.  GW has the requisite corporate power and authority to enter into this agreement and to perform its obligations hereunder.  The execution and delivery of this agreement by GW and the completion by GW of the transactions contemplated by this agreement have been authorized by the board of directors of GW and, subject to GW Shareholder Approval, no other board of directors or securityholder approvals on the part of GW are necessary to authorize this agreement or to complete the transactions contemplated hereby other than in connection with the approval by the board of directors of GW of the proxy materials for the GW Meeting.  This agreement has been executed and delivered by GW and constitutes legal, valid and binding obligations of GW, enforceable against GW in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.  The execution and delivery by GW of this agreement, the performance by GW of its obligations hereunder and the completion of the transactions contemplated hereby do not and will not:

(i)                                     result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)                              the articles or by-laws (or their equivalent) of GW,

(B)                                any Law; or

(C)                                any contract, agreement, licence or permit to which GW is bound, other than as set forth in sections (ii) and (v) of Schedule “H”;

(ii)                                  give rise to any right of termination or acceleration of indebtedness, or cause any third person indebtedness owing by GW to come due before its stated maturity or cause any available credit to cease to be available, other than as set forth in sections (ii) and (v) of Schedule “H”;

(iii)                               result in the imposition of any Encumbrance upon any of the property or assets of GW, or restrict, hinder, impair or limit the ability of GW to conduct the business of GW as and where it is now being conducted or as and where it may be conducted in the future; or

(iv)                              except for the termination compensation being made pursuant to the consulting contracts with Maluti Services Ltd. (in respect of David Cohen), Helm Financial Management Inc. (in respect of Kathleen Butt) or the agreement with Xiste Management Ltd. (in respect of Brian Montpellier) or as otherwise referred to in this agreement, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, employee or consultant of GW or increase any benefits otherwise payable under any pension or benefits plan of GW or result in the acceleration of the time of payment or vesting of any such benefits;

which would, individually or in the aggregate, have a Material Adverse Effect on GW.  No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by GW in connection with the execution and delivery of this agreement or the consummation by GW of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, including the GW Shareholder Approval of the Special Resolution; (ii) the Final Order, (iii) filings under the BCBCA and filings with and approvals required by Securities Authorities and the TSX, and (iv) any other consent, approval, order, authorization, declaration or filing which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on GW.

(d)                                 Shareholder Rights Plan.  GW has not entered into a shareholder rights plan agreement or similar agreement and does not have in place any plan for the protection of shareholders of a kind generally referred to as a shareholder rights plan.

(e)                                  No Defaults.  Other than the Royalty Stream Agreements, there are no contracts, agreements or licenses material to the conduct of the business of GW. There are no current or pending negotiations with respect to the renewal, termination or amendment of the Royalty Stream Agreements.  GW is not in default under and, to the knowledge of GW, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which GW is a party or by which it is bound which would, individually or in the aggregate, have a Material Adverse Effect on GW.

(f)                                    Absence of Changes.  Since December 31, 2009, other than as contained in the GW Disclosure Documents:

(i)            GW has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)           GW has not incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or in the aggregate, have a Material Adverse Effect on GW;

(iii)          GW has not incurred or suffered a Material Adverse Change;

(iv)          there has not occurred any destruction or loss that is not covered by insurance that would, individually or in the aggregate, have a Material Adverse Effect on GW;

(v)           there has not been any acquisition or sale by GW of any material property or assets thereof;

(vi)          there has not been any occurrence, assumption or guarantee by GW of any debt for borrowed money, any creation or assumption by GW of any Encumbrance, any making by GW of any loan, advance or capital contribution to or investment in any other person (other than loans or advances made in the ordinary course of business, consistent with past practice) or any entering into, amendment of, relinquishment, termination or non-renewal by GW of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on GW;

(vii)         GW has not declared or paid any dividends or made any other distribution on any of the GW Common Shares;

(viii)        GW has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding GW Common Shares;

(ix)           other than in the ordinary and regular course of business consistent with past practice and other than in connection with the consulting agreement listed in section (vi)(3) of Schedule “H”, there has not been any increase in or modification of the compensation payable to or to become payable by GW to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including the granting of GW Options) made to, for or with any of such directors, officers, employees or consultants;

(x)                                   there has not been any labour dispute or charge of unfair labour practice, any activity or proceeding by a labour union or representative thereof to organize any of the employees of GW or any campaign to solicit authorization from employees to be represented by such labour union;

(xi)                                GW has not effected any material change in its accounting methods, principles or practices; and

(xii)                             GW has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan.

(g)                                 Consulting Agreements.

(i)                                     Except as set forth in the consulting agreements listed in section (vi) of Schedule “H”, GW is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer, employee or consultant of GW;

(ii)                                  Except as set forth in the consulting agreements listed in section (vi) of Schedule “H”, GW does not have any employee or consultant whose employment or contract with GW cannot be terminated upon a maximum of 12 months’ notice;

(iii)                               Schedule “I” hereto sets out a description of termination of employment costs;

(iv)                              GW is not (i) a party to any collective bargaining agreement, (ii) subject to any application for certification or, to the knowledge of GW, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (iii) subject to any current, pending or, to the knowledge of GW, threatened strike or lockout;

(v)                                 GW is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of GW, threatened, or any litigation, actual or, to the knowledge of GW, threatened, relating to the employment, or the termination of the employment, of any employee or independent contractor which, if determined in an adverse manner, would have a Material Adverse Effect on GW; and

(vi)                              to the knowledge of GW, GW has operated in accordance with all applicable Laws with respect to employment and labour matters, including, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current or, to the knowledge of GW, pending or threatened proceedings before any board or tribunal with respect to any of the matters listed herein which, if determined in an adverse manner, would have a Material Adverse Effect on GW.

(h)                                 Financial Matters.  The audited consolidated financial statements for the financial years ended December 31, 2009 and December 31, 2008 and the unaudited consolidated financial statements for the nine months ended September 30, 2010 and September 30, 2009 of GW were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of GW at the respective dates indicated and the results of operations of GW for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of GW on a consolidated basis in accordance with Canadian GAAP.  GW does not have any liability or obligation (including liabilities or obligations to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the audited consolidated financial statements of GW for the financial year ended December 31, 2009, except (i) liabilities and obligations incurred in the ordinary course of business since December 31, 2009, (ii) liabilities and obligations incurred outside of the ordinary course of business which do not in the aggregate exceed $50,000 and (iii) liabilities and obligations resulting from actions involving GW which have been publicly disclosed by GW prior to the date hereof.  There are reasonable grounds for believing that no creditor of GW will be materially prejudiced by the Arrangement.

(i)                                     Books and Records.  The corporate records and minute books of GW have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.  Financial books and records and accounts of GW in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of GW, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of GW.  GW has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects transactions are executed in accordance with the general or specific authorization of the management of GW, and transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP or any criteria applicable to such statements and to maintain accountability for assets and liabilities.

(j)                                     Litigation. To the knowledge of GW, there is no claim, action, proceeding or investigation pending or threatened against or relating to GW or affecting any of its properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity. Neither GW nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that restricts or may restrict the right or ability of GW to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this agreement.

(k)                                  Title to Properties.  GW has good and valid title to all material properties and assets reflected in the audited consolidated financial statements of GW for the financial year ended December 31, 2009 (or acquired after that date) or described in the annual information form dated May 11, 2010 of GW as supplemented by the third quarter Interim Report and MD&A of GW and GW’s unaudited interim financial statements for the nine months ended September 30, 2010, or valid leasehold interests in all material properties and assets not reflected in such financial statements or annual information form but used by GW, free and clear of any title defects or liens, save and except for Encumbrances incurred in respect of the GW Secured Notes, other than such defects or liens which do not adversely interfere with the use of such properties and assets for the purposes for which they are now utilized.

(l)                                     Material Contracts. There are no current or pending negotiations with respect to the renewal, termination or amendment of the GW Material Contracts.  The GW Material Contracts constitute legal, valid and binding obligations of GW, enforceable against GW in accordance with their terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. GW is not in default under, and, to the knowledge of GW, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which GW is a party or by which it is bound which would, individually or in the aggregate, have a Material Adverse Effect on GW.

(m)                               Environmental. All operations and properties of GW have been, and are now, in compliance with all environmental Laws and all environmental approvals, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect on GW.  GW is not aware of or subject to:

(i)                                     any proceeding, application, order or directive which relates to environmental health or safety matters, and which may require any work, repairs, construction or expenditures; or

(ii)                                  any demand or notice with respect to the breach or alleged breach of any environmental Laws applicable to GW, including any requirement respecting the use, storage, treatment, transportation or disposition of hazardous substances;

(n)                                 Insurance.  Other than customary travel insurance and directors’ and officer’s insurance, GW does not have any policies of insurance in force as of the date hereof naming GW as an insured.

(o)                                 Tax Matters.  To the knowledge of GW, GW has filed or caused to be filed in a timely manner all material Tax Returns required to be filed by it (all of which Tax Returns were correct and complete in all material respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable.  GW has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns.  Since such publication date, no material liability for Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business.  To the knowledge of GW, there are no material proposed (but unassessed) additional Taxes and none have been asserted by Canada Customs and Revenue Agency or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to GW.  No lien for Taxes has been filed other than for Taxes not yet due and payable. GW has conducted itself in such a manner as to evidence all facts and circumstances required to maintain the validity of any tax advice or opinion received in connection with its corporate structure and has conducted its business in such a manner so as to maintain all positions taken in its tax filings, including Tax Returns.  GW and the Subsidiary are currently not subject to tax in South Africa.

(p)                                 Intellectual Property.  To the knowledge of GW, GW owns, or is validly licensed or otherwise has the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are material to the conduct of the business of GW (referred to in this subsection as the “GW Intellectual Property”). There are no claims, proceedings, actions or investigations pending or, to the knowledge of GW, threatened relating to or affecting any rights of GW in the GW Intellectual Property and no party has challenged any of the registrations or applications for registration of the GW Intellectual Property.

(q)                                 Employee Compensation and Benefits.

(i)                                     GW has complied, in all material respects, with all of the terms of, and all applicable Laws in respect of, all employee compensation and benefit obligations of GW arising under or relating to each of the employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon GW (collectively referred to in this subsection as the “GW Plans”) and all GW Plans maintained by or binding upon GW are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by GW from any such regulatory authority.

(ii)                                  No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any GW Plan maintained by or binding upon GW being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any Taxes, fees, penalties or levies in excess of $10,000 under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to the knowledge of GW, threatened in respect of any of the GW Plans maintained by or binding upon GW or any of its assets.

(r)                                    Reporting Status.  GW is a reporting issuer in each of the provinces of Canada, save and except for the Province of Quebec.  The only stock exchange on which the GW Common Shares are listed is the TSX.  The GW Common Shares are not listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, in either case within the meaning of Rule 13e-3 under the 1934 Act.

(s)                                  Reports.  Since January 1, 2009, GW has filed with the Securities Authorities, TSX and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “GW Documents”). The GW Documents, at the time filed, (i) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (ii) complied in all material respects with the requirements of applicable securities legislation.  GW has not filed any confidential material change or other report or other document with any Securities Authorities or TSX or other self-regulatory authority which at the date hereof remains confidential.

(t)                                    Compliance with Laws.  GW has complied with and is not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on GW.

(u)                                 Licences.  GW owns, possesses, or has obtained and is in compliance with, all licences, permits (including licences and permits required under environmental Laws), registrations, certificates, orders, grants and other authorizations of or from all Governmental Entities necessary to conduct its business as now conducted or as proposed to be conducted, other than those for which the failure to own, possess, obtain or to be in compliance with would not individually or in the aggregate have a Material Adverse Effect on GW.

(v)                                 Certain Contracts.  Save and except for the agreement listed in section (v) of Schedule “H”, GW is not a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of GW (on a consolidated basis) is or would be conducted, (ii) limit any business practice of GW (on a consolidated basis) or (iii) save and except for any standstill provisions that may be outstanding pursuant to confidentiality agreements signed by GW with respect to the shares of the counterparties thereto, restrict any acquisition or disposition of any property by GW.

Appendix I to Schedule “D”

(i) Information concerning GW Options:

Exercise Price Per Option (CDN)	Number of Options Outstanding	Exercisable	Contractual Life (Years)
$3.70	105,500	105,500	2.58
$5.90	1,598,000	1,598,000	2.70
$6.00	55,000	55,000	3.05
$2.50	700,000	700,000	3.62
$2.72	2,605,000	2,605,000	4.38
	5,063,500	5,063,500	3.70

(ii) Information concerning GW Warrants:

Warrants to purchase 25,999,999 GW Common Shares at an exercise price of $10.00/per share (these are listed warrants) expiring on July 8, 2013;

Warrants to purchase 23,000,000 GW Common Shares at an exercise price of $5.00 per share, expiring on March 5, 2011;

Warrants to purchase 7,125,000 GW Common Shares at an exercise price of $5.00/per share, expiring on May 26, 2014; and

Warrants to purchase 6,250,000 GW Common Shares at an exercise price of $5.00 per share, expiring on November 26, 2014.

Schedule “E”

FN Representations and Warranties

FN hereby represents and warrants to GW as follows:

(a)                                  Organization.  FN has been incorporated, is validly subsisting and has full corporate power and authority to own its property and assets and conduct its business as currently owned and conducted.  FN is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on FN.

(b)                                 Authority.  FN has the requisite corporate power and authority to enter into this agreement and to perform its obligations hereunder.  The execution and delivery of this agreement by FN and the completion by FN of the transactions contemplated by this agreement has been authorized by the directors of FN and no other board of directors or shareholder approvals on the part of FN are necessary to authorize this agreement or to complete the transactions contemplated hereby.  This agreement has been executed and delivered by FN and constitutes legal, valid and binding obligations of FN enforceable against FN in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.  The execution and delivery by FN of this agreement and the performance by FN of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)                                     result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)                              the articles or by-laws of FN,

(B)                                any Law, regulation, order, judgment or decree, or

(C)                                any contract, agreement, licence, franchise or permit to which FN is bound or is subject or of which FN is the beneficiary;

(ii)                                  give rise to any right of termination or acceleration of indebtedness, or cause any third person indebtedness owing by FN to come due before its stated maturity or cause any of its available credit to cease to be available; or

(iii)                               result in the imposition of any Encumbrance upon any of the property or assets of FN, or restrict, hinder, impair or limit the ability of FN to conduct the business of FN as and where it is now being conducted or as and where it may be conducted in the future;

which would, in the case of (ii) and (iii) only, individually or in the aggregate, have a Material Adverse Effect on FN.  No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required  to be obtained by FN in connection with the execution and delivery of this agreement or the consummation by FN of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) ordinary course filings required under the BCBCA, and filings with the Securities Authorities and the conditional listing approval of the TSX for the listing of the FN Common Shares to be issued pursuant to the Arrangement and issuable on the exercise of the GW Options and the GW Warrants, all of which approvals and filings shall be complete by the Closing Time.

(c)                                  Directors’ Approvals.  The directors of FN have authorized the entering into of this agreement and the performance of the provisions of this agreement by FN.

(d)                                 Reporting Status.  FN is a reporting issuer or its equivalent in each of the provinces and territories of Canada.  The FN Common Shares are listed on the TSX.

(e)                                  Reports.  Since January 1, 2009, FN has filed with the Securities Authorities, the TSX and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “FN Documents”). The FN Documents, at the time filed, (i) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (ii) complied in all material respects with the requirements of applicable securities legislation.  FN has not filed any confidential material change or other report or other document with any Securities Authorities, TSX or other self-regulatory authority which at the date hereof remains confidential.

(f)                                    Shares.  The FN Common Shares to be issued pursuant to the Arrangement (including any FN Common Shares issued in connection with the exercise of GW Options and GW Warrants) will, upon issue, be issued as fully-paid and non-assessable shares.  FN is authorized to issue an unlimited number of FN Common Shares and an unlimited number of preferred shares.  As at the date hereof, there were 114,493,753 FN Common Shares and nil preferred shares outstanding and an aggregate of 14,356,272 FN Common Shares were reserved for issue upon the exercise of outstanding share options, restricted share units and share purchase warrants.  Except as described in the immediately preceding sentence, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating FN to issue or sell any shares of FN or any securities or obligations of any kind convertible into or exchangeable for any shares of FN, nor are there outstanding any share appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of FN.

(g)                                 Certain Securities Law Matters.  The issuance of the FN Common Shares to be issued in connection with the Arrangement (including the issuance of any FN Common Shares on the exercise of GW Options or GW Warrants after the Closing Time) will be exempt from the prospectus and registration requirements of applicable Canadian securities laws and such FN Common Shares will not be subject to any statutory hold or restricted period

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under the securities legislation of any province or territory of Canada and, subject only to restrictions contained therein in respect of distributions by “control persons” (as defined in National Instrument 45-102), will be freely tradable by the holders thereof.  The FN Common Shares to be issued in connection with the Arrangement to GW Shareholders who are residents of the United States of America or who are “U.S. persons” within the meaning of Regulation S under the 1933 Act will be exempt from the registration requirements of the 1933 Act pursuant to section 3(a)(10) of the 1933 Act and, except with respect to Persons deemed “affiliates” of FN under the 1933 Act, the FN Common Shares and any other securities of FN issued in exchange for securities of GW to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions under the 1933 Act.

(h)                                 Absence of Changes.  Since December 31, 2009, other than as contained in the FN Disclosure Documents:

(i)                                     FN has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)                                  FN has not incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or in the aggregate, have a Material Adverse Effect on FN;

(iii)                               FN has not incurred or suffered a Material Adverse Change;

(iv)                              there has not occurred any destruction or loss that is not covered by insurance that would, individually or in the aggregate, have a Material Adverse Effect on FN;

(v)                                 there has not been any acquisition or sale by FN of any material property or assets thereof;

(i)                                     Litigation. To the knowledge of FN, there is no claim, action, proceeding or investigation pending or threatened against or relating to FN or affecting any of its properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity. Neither FN nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that restricts or may restrict the right or ability of FN to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this agreement.

(j)                                     Compliance with Laws.  FN has complied with and is not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on FN.

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Schedule “F”

GW Covenants

I.              General

GW hereby covenants and agrees that, except as contemplated by this agreement or unless consented to by FN in writing:

(a)                                  Conduct of Business.  GW shall maintain the Royalty Stream Agreements in good standing and in full force and effect, unamended and, except as consented to in writing by FN or as required to give effect to the transactions contemplated by this agreement, GW shall conduct business otherwise in the normal course, consistent with past practice.

(b)                                 Certain Actions Prohibited.  Except as consented to in writing by FN or as contemplated in this agreement or as required to give effect to the transactions contemplated by this agreement, GW shall not directly or indirectly do or permit to occur any of the following:

(i)                                     issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, GW, other than the issue of GW Common Shares pursuant to the exercise of outstanding GW Options or GW Warrants in accordance with their terms as of the date hereof;

(ii)                                  other than (A) pursuant to the transactions contemplated herein, or (B) pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)                               amend or propose to amend the articles or by-laws (or their equivalent) of GW or any of the terms of the GW Options or GW Warrants or GW Secured Notes as they exist at the date of this agreement. except that the GW Option Plan may be amended to provide that upon exercise of GW Options the holders shall be entitled to receive 0.1556 of an FN Common Share for each GW Option exercised and that such GW Options shall not expire upon completion of the Arrangement or upon the cessation of employment or other relationship of the optionholders with GW but shall instead remain in force for the term thereof;

(iv)                              split, combine or reclassify any of the shares of GW or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the GW Common Shares;

(v)                                 redeem, purchase or offer to purchase any GW Common Shares and any options or obligations or rights under existing contracts, agreements and commitments;

(vi)                              reorganize, amalgamate or merge GW with any other person;

(vii)                           acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)                        (A) satisfy or settle any claim or liability, other than in the ordinary course of business, consistent with past practice or as approved in writing by FN, acting reasonably, (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $50,000, or (C) enter into any interest rate or currency swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix)                                incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or to make capital expenditures or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money or to make capital expenditures, or permit (in circumstances where GW would be responsible therefore) the Subsidiary to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or to make capital expenditures or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money or to make capital expenditures in an amount either individually or in the aggregate exceeding $100,000; or

(x)                                   except as required by Canadian GAAP or any applicable Law or as approved in writing by FN, make any changes to the existing accounting practices of GW or make any material tax election inconsistent with past practice.

(c)                                  Employment Arrangements.  Other than in the ordinary course of business, consistent with past practice and other than compensation that may be awarded to special committee members who are appointed in connection with the Arrangement and except as approved in writing by FN, GW shall not, and shall cause the Subsidiary (in circumstances where GW would be responsible therefore) not to, other than in the normal course of business or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or modify any employment, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any employee, officer, director or consultant of GW or the Subsidiary.

(d)                                 Insurance.  GW shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(e)                                  Certain Actions.  GW shall:

(i)                                     immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than FN) with respect to any potential Acquisition Proposal (provided that the foregoing shall not be applicable to future discussions or negotiations in accordance herewith), not release any third party from any confidentiality agreement to which such third party is a party (except where such party proposes to make an Acquisition Proposal that is or may reasonably be expected to result in a Superior Proposal), not release any third party from any standstill agreement to which such third party is a party (except where such party proposes to make an Acquisition Proposal that is or may reasonably be expected to result in a Superior Proposal);

(ii)                                  except as contemplated herein, not knowingly take any action that would interfere with or be inconsistent with the completion of the transactions contemplated by this agreement or would render, or that reasonably may be expected to render, any representation or warranty made by GW in this agreement untrue or inaccurate at any time prior to the Closing Time if then made (other than representations given as of a specified date); and

(iii)                               promptly notify FN of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which would reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of GW, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by GW of any covenant or agreement contained in this agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of GW contained in this agreement, if made on or as of the date of such event or the Closing Date (other than representations and warranties given as of a specified date), to be untrue or inaccurate.

(f)                                    No Compromise. GW shall not settle or compromise any claim brought by any present, former or purported holder of any securities of GW in connection with the transactions contemplated by this agreement prior to the Closing Time without the prior written consent of FN, such consent not to be unreasonably withheld or delayed.

(g)                                 Contractual Obligations.  Subject to confidentiality terms, conditions or provisions contained in any existing contracts, including the Royalty Stream Agreements, GW (i) shall provide to FN, forthwith upon receipt, copies of all documents, notices or other written communication received in connection with the Royalty Stream Agreements and the GW Secured Notes, (ii) shall permit FN to participate fully in any audit procedure relating to the Royalty Stream Agreements that is permitted pursuant to the Royalty Stream Agreements, and (iii) except as required by applicable Laws or except in the ordinary course of business, shall not, and (in circumstances where GW would be responsible therefore) shall cause the Subsidiary not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which GW or the Subsidiary is a party or by which any of them is bound.

(h)                                 Satisfaction of Conditions.  GW shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations and the obligations of FN hereunder to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this agreement.

(i)                                     Refrain from Certain Actions.  GW shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or would reasonably be expected to have a Material Adverse Effect on GW, provided that where GW is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this agreement, GW shall promptly notify FN in writing of such circumstances.

(j)                                     Keep Fully Informed.  Without limiting the provisions of paragraph (b) hereof, but subject to applicable law and confidentiality terms, conditions or provisions contained in any existing contracts entered into by GW, including the Royalty Stream Agreements, GW shall, in all material respects, conduct itself so as to keep FN fully informed as to the material decisions or actions required or required to be made with respect to the conduct of its business.

(k)                                  Cooperation.  GW shall assist and cooperate with FN in the preparation and filing by FN with all applicable Securities Authorities of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of applicable securities laws of the provinces of Canada and, if required, the United States for the issue by FN of its securities pursuant to the Arrangement and the resale of such securities (including the resale of any underlying securities) in the United States and the provinces of Canada (subject to requirements of general application).

(l)                                     Representations.  GW shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of GW contained herein shall be true and correct on and as of the End Date as if made on and as of such date.

(m)                               Information.  Subject to the execution and delivery by FN of a confidentiality agreement in form and substance acceptable to GW, acting reasonably and subject to confidentiality terms, conditions or provisions contained in any existing contracts entered into by GW, including the Royalty Stream Agreements:

(i)                                     GW shall make available and cause to be made available to FN and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be reasonably necessary to enable FN to effect an examination of GW and, to the extent consistent with this agreement, the Subsidiary and the business, properties and financial status thereof and shall cooperate with FN in securing access for FN to any documents, agreements, corporate records or minute books not in the possession or under the control of GW.

(ii)                                  Subject to applicable Laws, upon reasonable notice, GW shall, and shall cause the Subsidiary to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of FN reasonable access, during normal business hours from the date hereof until the earlier of the Closing Time and the termination of this agreement, to the properties, books, contracts and records as well as to the management personnel of GW and, to the extent consistent with this agreement, subject to confidentiality terms, conditions or provisions contained in any existing contracts entered into by GW, including the Royalty Stream Agreements, the Subsidiary, and, during such period, GW shall, and shall cause the Subsidiary to, furnish promptly to FN all information concerning the business, properties and personnel of GW and the Subsidiary as FN may reasonably request.

II.            Covenants Regarding Non-Solicitation and Acquisition Proposals

(a)                                  GW shall not, directly or indirectly, through any officer, director, employee, representative or agent of GW or the Subsidiary, or otherwise:

(i)                                     solicit or initiate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal in respect of GW or potential Acquisition Proposal in respect of GW;

(ii)                                  participate, directly or indirectly, in any substantive discussions or negotiations regarding any Acquisition Proposal in respect of GW or potential Acquisition Proposal in respect of GW provided however that GW may respond to requests for non-public information concerning GW by advising the party requesting such information that it cannot be provided unless that party makes an Acquisition Proposal in accordance with the provisions of this agreement;

(iii)                             withdraw or modify in a manner adverse to GW the approval of the board of directors of GW of the transactions contemplated hereby (except as permitted in the agreement, including in Section 3(a) of the agreement and except in the event that a Material Adverse Change occurs in respect of FN and the board of directors of GW determines that it would be inconsistent with its fiduciary duties to continue to recommend that its shareholders vote in favour of the Arrangement);

(iv)                              agree to, approve or recommend any Acquisition Proposal in respect of GW or potential Acquisition Proposal in respect of GW; or

(v)                                 enter into any agreement related to any Acquisition Proposal in respect of GW or potential Acquisition Proposal in respect of GW, other than a confidentiality agreement entered into in accordance with the provisions of this agreement;

provided, however, that, notwithstanding the foregoing, nothing shall prevent or restrict the directors of GW from considering or negotiating any unsolicited bona fide Acquisition Proposal in respect of GW that may or may not be a Superior Proposal or from considering, negotiating, approving, recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal from any person.

(b)                                 Within 48 hours of the receipt by any director or officer of GW of any Acquisition Proposal in respect of GW, or any amendment to the foregoing, or any request for non-public information relating to GW or the Subsidiary in connection with any Acquisition Proposal in respect of GW or for access to the properties, books or records of GW or the Subsidiary by any person that informs GW or the Subsidiary that it is considering making, or has made, an Acquisition Proposal in respect of GW, GW shall notify FN, at first orally and then, as soon as possible thereafter, in writing.  Such written notice shall include a copy of the Acquisition Proposal documents (with such deletions as are necessary to protect any confidential portions of such documents, provided that material terms and conditions of, and the identity of the person making, such Acquisition Proposal may not be deleted) if the same has been received as described above, or, if not so received, a description of the material terms and conditions of the Acquisition Proposal and, in any event, provide such details of the Acquisition Proposal, inquiry or contact as FN may reasonably request, including the identity of the person making such Acquisition Proposal, inquiry or contact.

(c)                                  If GW receives a request for material non-public information from a person who proposes a bona fide Acquisition Proposal in respect of GW (the existence and content of which have been disclosed to FN), and the directors of GW determine that such proposal is or may reasonably be expected to result in a Superior Proposal, then, and only in such case, the directors of GW may, subject to the execution of a confidentiality agreement, provide such person with access to information regarding GW; provided, however, that the person making the Acquisition Proposal in respect of GW shall not be precluded thereunder from making or consummating the Acquisition Proposal, and provided further that GW sends a copy of any such confidentiality agreement to FN promptly upon the execution thereof and FN is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to FN and FN is promptly provided with access to similar information.

(d)                                 GW and the directors thereof shall not accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal in respect of GW (other than a confidentiality agreement contemplated by paragraph (c) hereof) on the basis that it would constitute a Superior Proposal, unless (i) it has provided FN with a copy of the documents containing such Acquisition Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that material terms or conditions of, and the identity of the person making, such Acquisition Proposal may not be deleted) which the directors of GW have determined would be a Superior Proposal, and (ii) five Business Days shall have elapsed from the later of the date FN received notice of the determination of the directors of GW to accept, approve, recommend, or enter into an agreement in respect of, such Acquisition Proposal and the date FN received a copy of the Acquisition Proposal.

(e)                                  During the five Business Days referred to in paragraph (d) above, GW acknowledges and agrees that FN shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this agreement as it relates to the Arrangement.  The directors of GW shall review any such written offer by FN to amend the terms of this agreement as it relates to the Arrangement in order to determine in good faith whether such written offer of FN, upon acceptance by GW, would result in the Acquisition Proposal no longer constituting a Superior Proposal.  If the directors of GW so determine, GW shall enter into an amended agreement with FN reflecting the written amendment proposed by FN. If the directors of GW do not so determine from, as appropriate (and as determined by the board of directors of GW in its discretion), financial, legal and other advisors to GW, that the Acquisition Proposal remains a Superior Proposal and therefore reject the amended proposal of FN, GW may terminate this agreement and enter into an agreement with respect to such Superior Proposal subject only to payment of the Break Fee to FN (unless the Break Fee is not payable as provided in Section 6(a) of the agreement).  GW also acknowledges and agrees that each successive modification of any material term of an Acquisition Proposal in respect of GW shall constitute a new Acquisition Proposal for purposes of the requirements hereof and shall initiate an additional five Business Day period.

Schedule “G”
FN Covenants

FN hereby covenants and agrees that, except as contemplated by this agreement:

(a)                                  Certain Actions.  FN shall:

(i)                                     not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated by this agreement or would render, or that reasonably may be expected to render, any representation or warranty made by FN in this agreement untrue or inaccurate at any time prior to the Closing Date if then made; and

(ii)                                  promptly notify GW of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of FN, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by FN of any covenant or agreement contained in this agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of FN contained in this agreement, if made on or as of the date of such event or the Closing Date, to be untrue or inaccurate.

(b)                                 Satisfaction of Conditions.  FN shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations and the obligations of GW hereunder to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this agreement.

(c)                                  Refrain from Certain Actions.  FN shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could have a Material Adverse Effect on FN, provided that where FN is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this agreement, it shall immediately notify GW in writing of such circumstances.

(d)                                 Insurance Coverage.  FN covenants and agrees that, after the Closing Date it will maintain in full force and effect all rights of indemnification currently in effect with respect to GW’s officers and directors and will use its reasonable best efforts to maintain GW’s directors and officers liability insurance coverage for the current and former directors and officers of GW covering claims made prior to or within six years from and after the Closing Date.  Furthermore, prior to the Closing Date, GW may, in the alternative, purchase run off directors’ and officers’ liability insurance in a form that is acceptable to GW, for a period of up to six years from the Closing Date and, in such event, FN will have no further obligation with respect thereto.

Schedule “H”
GW Material Contracts

(i)                                     Royalty Stream Agreements;

(ii)                                  Note Indentures between GW and Computershare Trust Company (“Computershare”) dated May 26, 2009 and the First Supplemental Note Indenture dated May 26, 2009 and the Second Supplemental Note Indenture dated November 26, 2009 pursuant to which the GW Secured Notes were issued;

(iii)                               Warrant Indentures of GW with Computershare pursuant to which the GW Warrants were issued, being; (i) dated July 8, 2008 and supplemented February 4, 2010 with respect;  (ii) dated March 5, 2009 and supplemented February 4, 2010; and (iii) dated May 26, 2009 and supplemented February 4, 2010;

(iv)                              FIU Note, being a senior, secured, convertible note of First Uranium Corporation in the amount of US $20.0 million issued pursuant to the Note Indenture of First Uranium Corporation as agreed to in April, 2010;

(v)                                 Use of intellectual property agreement between Silver Wheaton Corporation and the Company dated July 15, 2008; and

(vi)                              Consulting agreements entered into by the Company with: (1) Maluti Services Ltd. (in respect of David Cohen); (2) Helm Financial Management Inc. (in respect of Kathleen Butt); and (3) with Xiste Management Ltd. (in respect of Brian Montpellier)

Schedule “I”

Details of Termination of Employment

Severance for Maluti Services Limited (with respect of David Cohen):

Upon termination of his Services with the Company in accordance with section 21(b), and notwithstanding any other provision contained in this Agreement and in lieu thereof, the Company shall within seven calendar days of such termination provide to the Consultant (i) any unpaid base fee up to the date of termination the Consultant is owed; (ii) an amount equal to three times the Consultant’s annual base fee in effect at the date notice of termination is given; and (iii) an amount equal to three times the average of the cash bonuses paid to him for the two most recently completed years, provided that if the termination occurs prior to the completion of two years of the Consultant’s Services, the amount shall be equal to three times the cash bonus paid to the Consultant for the recently completed year, and provided further, that if the termination occurs prior to the completion of one year of the Consultant’s Services, the amount shall be equal to three times the greater of the current year’s fee or targeted cash bonus.

Benefits and Outplacement Services

Upon the termination of the Services of the Consultant at any time in accordance with the provisions of this Agreement (save for automatic termination upon the death of the Consultant or termination for Cause), the Consultant shall be entitled to continue to participate in and be covered by any extended health and benefit plan established by the Company, as provided for in section 8 hereof, until the earlier of: (a) the date which is one year following such termination; and (b) the date on which the Consultant commences Services with a new employer, and the Company shall pay the Consultant a lump sum of $25,000.

For Helm Financial Management Inc. (with respect of Kathleen Butt) and Xiste Management Ltd. (with respect to Brian Montpellier):

7.2          Termination Without Cause by Company The Company may terminate this Agreement without cause at any time by notice in writing stating the last day Services are required (the “Termination Date”), in which event the Company shall be obligated to provide the Consultant with the compensation set out below (the “Termination Compensation”), which shall be payable on the fifth business day following the Termination Date:

(a)                                  Base Fee and reimbursable expenses owing as of the Termination Date and any other amounts payable to the Consultant as of the Termination Date;

(b)                                 an additional lump sum amount equivalent to 2 (two) times the Annual Base Fee set out in Schedule A hereto, calculated on the Consultant’s Annual Base Fee at the highest rate in effect during the twelve (12) month period immediately preceding the Termination Date;

(c)                                  an additional amount equal to 2 (two) times the average Annual Bonus Percentage for the 2 prior years, applied to the Consultant’s Annual Base Fee at the highest rate in effect during the twelve (12) month period immediately preceding the Termination Date, provided that if the Annual Bonus has been payable for less than 2 years, 100% of the Base Fee shall be deemed the Annual Bonus Percentage for all missing years;

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